UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐Form N- CSR

For Fiscal Period Ended: December 28, 2013

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

BODY CENTRAL CORP.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

6225 Powers Avenue
Jacksonville, FL 32217

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Body Central Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 28, 2013 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense because additional time is required to finalize year-end adjustments and complete the year-end audit due to delays connected with securing the new $17 million senior credit facility which closed on February 6, 2014 and was disclosed on the Form 8-K filed on February 7, 2014. The Company intends to file the Form 10-K with the Securities and Exchange Commission as soon as practicable, but no later than March 28, 2014.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas W. Stoltz	(904)	737-0811
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BODY CENTRAL CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 13, 2014	By: /s/ Thomas W. Stoltz
Chief Operating Officer, Chief Financial Officer, and Treasurer

Part IV. (3) Attachment
Explanation of anticipated change in operating results
The Company anticipates that net sales will be approximately $66 million for the quarter ended December 28, 2013, which is a decrease of $15 million from $81 million reported in the fourth quarter of 2012. The Company also expects to report a pre-tax loss in a range from $13.7 million to $16.7 million for the fourth quarter of 2013, compared to pre-tax earnings of $4.0 million for the fourth quarter of 2012. The fourth quarter 2013 figures do not include an expected material impairment charge for goodwill and a valuation allowance on its net deferred tax assets, and are unaudited, preliminary and subject to change.
For the year ended December 28, 2013, the Company anticipates that net sales will be approximately $283 million compared to $311 million for 2012. The Company expects to report a pre-tax loss in a range from $39.7 million to $42.7 million for the year ended December 28, 2013, compared to pre-tax earnings of $19.3 million for 2012. The 2013 estimated pre-tax loss includes a second quarter $10.4 million non-cash goodwill charge related to the impairment of the Company's direct reporting unit.  The 2013 expected pre-tax loss does not include an expected material fourth quarter impairment charge for goodwill and a valuation allowance on its net deferred tax assets, and are unaudited, preliminary and subject to change.
The Company’s cash and cash equivalents were approximately $16.5 million at December 28, 2013, compared to $41.1 million as of December 29, 2012. Cash and cash equivalents were approximately $20.5 million as of March 12, 2014. As of March 12, 2014, the Company had $12 million drawn on its $17 million commitment from Crystal Financial LLC.

As disclosed in the third-quarter Form 10-Q, the Company continues to monitor its liquidity position and is in the process of finalizing related disclosures. Since September 28, 2013, management has secured financing in the form of a senior credit facility with Crystal Financial LLC and is additionally pursuing leasing arrangements to provide working capital and complete capital projects.